UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2016.

Commission File Number: 001-31221

Total number of pages: 3

NTT DOCOMO, INC.

(Translation of registrant’s name into English)

Sanno Park Tower 11-1, Nagata-cho 2-chome

Chiyoda-ku, Tokyo 100-6150

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ☒                    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NTT DOCOMO, INC.

Date: June 16, 2016	By:	/s/ KATSUYUKI TAKAGI
Katsuyuki Takagi Head of Investor Relations

Information furnished in this form:

1.	English translation of the Report of the 25th Ordinary General Meeting of Shareholders

Tokyo Stock Exchange: 9437

New York Stock Exchange: DCM

June 16, 2016

To Shareholders

NTT DOCOMO, INC.

11-1, Nagata-cho 2-chome

Chiyoda-ku, Tokyo

Kazuhiro Yoshizawa

President and CEO

REPORT OF THE 25th ORDINARY GENERAL MEETING OF SHAREHOLDERS

We wish to inform you of the outcome of our 25th Ordinary General Meeting of Shareholders held on the date hereof.

Matters reported:

1. Report on the Business Report, Consolidated and Non-Consolidated Financial Statements for the 25th Fiscal Year (from April 1, 2015 to March 31, 2016).

2. Report on the results of the Audit of Consolidated Financial Statements by Registered Public Accountants and Board of Corporate Auditors.

The substance of the foregoing financial statements was reported at this meeting.

Matters resolved:

Item 1:	Appropriation of Retained Earnings

The proposed appropriation of retained earnings was approved at this meeting, and it was decided to distribute a year-end cash dividend of 35 yen per share.

Accordingly, the amount of the aggregated annual dividends for this fiscal year is 70 yen per share.

Item 2:	Election of 15 Directors

As proposed, 9 directors, Kazuhiro Yoshizawa, Hiroyasu Asami, Toshiki Nakayama, Akira Terasaki, Seizo Onoe, Hirotaka Sato, Kiyohiro Omatsuzawa, Kaoru Kato, and Teruyasu Murakami, were reelected and reappointed, and 6 directors, Hiroshi Tsujigami, Kouji Furukawa, Kyoji Murakami, Seiji Maruyama, Noriko Endo, and Shinichiro Ueno, were newly elected and appointed.

* Mr. Hiroshi Tsujigami is expected to assume the position on June 24, 2016.

Item 3:	Election of 1 Audit & Supervisory Board Member As proposed, Tooru Kobayashi was reelected and reappointed as an audit & supervisory board member.

At the meeting of the Board of Directors held after the close of the 25th Ordinary General Meeting of Shareholders, Kazuhiro Yoshizawa was elected and appointed as President and Chief Executive Officer, and Hiroyasu Asami, Toshiki Nakamura were elected and appointed as Senior Executive Vice Presidents.

Re: Payment of Year-end Dividends for the 25th Fiscal Year

1.	Shareholders who have requested dividend payment via bank transfer: Please confirm that the documents titled “Year-end Dividend Statement for the 25th Fiscal Year” and “Confirmation of Bank Account to Wire Transfer Dividends” are enclosed herewith.

2.	Shareholders who have requested other methods of payment: “Year-end Dividend Statement for the 25th Fiscal Year” and “Year-end Dividend Warrant for the 25th Fiscal Year” are enclosed herewith. Please receive your dividends at your nearby Japan Post Bank or a post office by submitting the enclosed “Dividend Warrant” in a timely manner.